SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-23291
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1999
                                ------------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:__________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

                               DigiTEC 2000, Inc.
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                            Full Name of Registrant

                                       n/a
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                           Former Name if Applicable

                               8 West 38th Street
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           Address of Principal Executive Office (Street and Number)

                            New York, New York 10018
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                            City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Registrant suffered the loss of its Chief Financial Officer and the Company's Chief Accounting Officer temporarily assumed responsibilities for certain of the Company's sales operations. To date, the Company has not been able to hire a Chief Financial Officer and remains understaffed in its financial positions. In addition, the Company continues to encounter delays in installing its new computer system, creating the need for additional procedures to complete the requisite information to complete the filing. For the foregoing reasons, the Company could not complete the filing within the prescribed time frame without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Frank C. Magliato                           212.782.1594
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           (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

      The Registrant's sales decreased from approximately $8.5 million for the six month period ended December 31, 1998 to approximately $5.8 million for the six month period ended December 31, 1999, and the Company incurred a loss of approximately $1.3 million for the six month period ended December 31, 1999 as compared to a loss of approximately $5.3 million (as amended in connection with subsequent adjustments to cost of sales, selling general and administrative expenses and other expenses) for the six month period ended December 31, 1998. See Attachment for an explanation of the anticipated change.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Digitec 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date February 14, 2000                    By /s/ Frank C. Magliato
     ------------------                      -----------------------------------
                                             Name: Frank C. Magliato
                                             Title: Chief Accounting Officer

                                   ATTACHMENT

                                   FORM 12b-25

In connection with the preparation of the Company's Annual Report for the year ended June 30, 1999, the Company gave effect to the following adjustments for the first fiscal quarter ended September 30, 1998: (i) an increase in cost of sales of approximately $.2 million, (ii) an increase in selling, general and administration expense of $.1 million and (iii) an increase in other expenses of $.2 million in connection with amortization of debt issue costs. In addition, the Company gave effect to the following additional adjustments in respect of the second and third quarters of fiscal 1999: (i) an increase in cost of sales in the second fiscal quarter of approximately $.1 million, (ii) an increase in other expenses of approximately $.6 million in the second quarter for amortization of debt issue costs, (iii) an increase in selling general and administrative expenses in the third quarter of approximately $.1 million and
(iv) an increase in other expenses in the third quarter of approximately $.4 million relating to amortization of debt issue costs.

Company sales decreased from approximately $8.5 million for the six months ended December 31, 1998 to approximately $5.8 million for the six months ended December 31, 1999. As previously reported, in November, 1998, the Company due to network and ensuing liquidity problems, initiated a strategy of focusing on sales, marketing and distribution in place of developing as a facilities based carrier. In order to implement this new strategy, the Company temporarily suspended sales of its proprietary branded facilities based cards and reintroduced its cards in bundled programs.

The loss of approximately $1.3 million incurred by the Company for the six months ended December 31, 1999 as compared to a loss of approximately $5.3 million for the six months ended December 31, 1998 is due primarily to a gross profit of approximately $ 1.4 million for the six months ended December 31, 1999 compared to a gross loss of approximately $1 million for the six months ended December 31, 1998, and a decrease in selling, general and administrative expenses and other expenses. The decrease in selling, general and administrative expenses is due primarily to a reduction in salaries, personnel related expenses and consulting services due to reduced sales.